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                               June 26, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attn:  Maureen J. Dallman

       RE:  Form 8-K/A filed June 17, 1996
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            File No. 1-9601
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Ladies and Gentlemen:

We have read the statements made by KV Pharmaceutical Company ("Company") which we understand have been filed with the Commission, pursuant to Item 4 of Form 8-K/A No. 1 dated June 17, 1996 (copy attached). We have also read the Company's supplemental letter to the Commission dated June 6, 1996 and the Commission's comment letters dated May 30 and June 10, 1996. This letter responds only to the above-mentioned Form 8-K/A.

Regarding the third paragraph of Item 4(d), in our discussions in 1996, we advised the Company that we questioned the application of the amortization policy. We discussed with the Company the fact that we believed it more appropriate to commence amortization of the deferred costs after a relatively short period of time from date of incurrence, for example, two years or less, and that if approval was not received in, for example, five years, the remaining costs should be written-off at that time, rather than only commencing amortization at that time. The Company stated that the amortization policy had been reviewed on two occasions with the Commission staff and that, in any event, the deferred costs were reimbursed under the contract discussed in the next paragraph. We recommended that this issue again be discussed with the Commission staff. This issue was not resolved at the time of our resignation.

Regarding the fourth paragraph of Item 4(d), we questioned the accounting for the transaction as discussed in this paragraph. We questioned what we believed to be certain ambiguities in the language of the related contract with respect to potential performance obligations; certain modifications to the contract which were made subsequent to the Company's year-end; the appropriate revenue recognition accounting; the economic relevance of amounts assigned in the contract to various items including stock options; and a valuation as of April 4, 1996 obtained by the Company of the stock options and the appropriateness under SFAS No. 123 of the methodology and assumptions used in such valuation. These questions were unresolved at the time of our resignation, and we therefore are not in a position to comment on the statements made by the Company on these matters. However, based on the limited information available to us at the time of our resignation, it appears that the options described by the Company were not in the original contract dated in January 1996 which was made available to us, and instead reflect an amendment made to the contract which, we believe, occurred after the Company's year-end.